Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

CellMosaic, Inc.
10A Roessler Road
Woburn, MA 01801
https://cellmosaic.com/

Up to $1,234,999.92 in Non-Voting Common Stock at $1.47
Minimum Target Amount: $14,999.88

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

> Company: CellMosaic, Inc.
> Address: 10A Roessler Road, Woburn, MA 01801
> State of Incorporation: DE
> Date Incorporated: December 24, 2013

Terms:

> Equity

Offering Minimum: $14,999.88 | 10,204 shares of Non-Voting Common Stock
Offering Maximum: $1,234,999.92 | 840,136 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $1.47
Minimum Investment Amount (per investor): $249.90

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.


Investment Incentives & Bonuses*


TTW Reservations Page Bonus

All Reservation Holders in the TTW Reservations Page will receive 5% bonus shares.

Loyalty Bonus

If you are a customer, business associate, friend or family member of CellMosaic, you are eligible for an additional 10% bonus in shares.

Time-Based Perks

Early Bronze: Invest $1,000+ within the first 2 weeks and receive 2% bonus shares

Early Silver: Invest $2,500+ within the first 2 weeks and receive 3% bonus shares

Early Gold: Invest $5,000+ within the first 2 weeks and receive 5% bonus shares

Early Platinum: Invest $10,000+ within the first 2 weeks and receive 7% bonus shares

Early Diamond: Invest $25,000+ within the first 2 weeks and receive 10% bonus shares

Volume-Based Perks

Tier 1 Perk: Invest $5,000+ and receive 3% bonus shares

Tier 2 Perk: Invest $10,000+ and receive 5% bonus shares

Tier 3 Perk: Invest $25,000+ and receive 7% bonus shares

Tier 4 Perk: Invest $50,000+ and receive 10% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.


The 10% StartEngine Venture Club Bonus


CellMosaic, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $1.47 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $147. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, Loyalty bonus, or TTW Reservations Page bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

CellMosaic® is a biotechnology company specializing in the development of innovative and high-quality bioconjugates. Founded in 2008 by Dr. Yumei Huang, the company addresses the complexities in the bioconjugation field, particularly in the development of advanced bioconjugates and linker technologies for integrating hydrophobic small molecules with biomolecules. With over 550 completed service projects and a growing portfolio of patents, CellMosaic® provides critical solutions to researchers and pharmaceutical developers, leveraging its proprietary technologies, including the AqueaTether® (AqT®) linker and other advanced crosslinking platforms.

Business Model

CellMosaic® operates a diversified business model structured into four primary units: Reagent/Kit Product Business, Custom Bioconjugation Services (CBS), Contract Manufacturing, and AqT® Antibody Drug Conjugate (ADC) Development and Manufacturing. The company generates revenue through the sale of specialized reagents and kits, offering custom bioconjugation services, and engaging in contract manufacturing for pre-clinical studies. It also plans to manufacture clinical-grade bioconjugates in the future. By integrating its product and service offerings, CellMosaic® provides a comprehensive one-stop solution for its customers, from initial bioconjugate design to large-scale manufacturing.

Intellectual Property

Over the past 15 years, CellMosaic® has built a robust intellectual property portfolio that includes 12 granted patents worldwide and additional patents pending. The company's IP is focused on its proprietary AqueaTether® (AqT®) linker technologies, bioconjugation processes, oxLink™ and sxLink™ photocrosslinking technologies, NeIon™ mass spectrum tags, and product formulations. This strong IP foundation allows CellMosaic® to maintain a competitive edge in the bioconjugation market, providing customers with exclusive and innovative solutions that are protected from duplication by competitors.

Corporate History

CellMosaic, Inc. ("CellMosaic" or "CellMosaic®" or the "Company") is a C-Corp organized under the laws of the state of Delaware on 12/24/2013. CellMosaic, Inc. previously operated as CellMosaic, LLC, a Massachusetts LLC formed on 10/14/2008.

Competitors and Industry

Competitors

CellMosaic® faces competition from various entities depending on the business unit. In the reagent and kit market, competitors include large conglomerates like ThermoFisher and Millipore-Sigma, as well as specialty reagent companies. In the custom bioconjugation services space, the company competes with other specialized service providers like NJ Bio and Biosynthesis. Despite these competitors, CellMosaic® differentiates itself through its advanced proprietary technologies, focus on customer-specific solutions, and ability to innovate with new product offerings.

Industry

CellMosaic® operates within the expansive and rapidly growing bioconjugation market, targeting sectors such as biotechnology, pharmaceutical development, diagnostics, and research. The bioconjugation market is part of the broader biotechnology reagent and kit market, estimated at $595.3 billion in 2022, with a strong projected growth rate. We believe the company's focus on niche areas like ADCs and advanced linker technologies positions it within an industry segment that is expected to see significant growth in the coming years.

Current Stage and Roadmap

Current Stage

CellMosaic® is a revenue-generating company with a proven track record of success. As of August 2024, the company has generated $6.48 million in lifetime revenue. The company has established a strong customer base of over 481 organizations across 33 countries. Additionally, CellMosaic® has formed strategic collaborations and secured multiple patents, positioning itself well for further expansion in both product development and service offerings.

Future Roadmap

Looking forward, CellMosaic® plans to double its reagent product offerings annually, aiming to have 200 reagents and 140 kits available by December 2025. The company also intends to standardize its custom bioconjugation services for online ordering and establish in-house GLP/GMP capabilities by 2026. Furthermore, CellMosaic® aims to secure at least one AqT® ADC licensing deal by 2026 and three by 2027, reinforcing its position as a leader in bioconjugation technology and expanding its market reach.

The Team

Officers and Directors

Name: Yumei Huang

Yumei Huang's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer and Director
  Dates of Service: October, 2008 - Present
  Responsibilities: Founder, president, and CEO of CellMosaic. Oversees all aspects of company's operations, including but not limited to R&D, product manufacturing, service performance, legal, accounting, financial, and business activities. Receives an annual salary of $130,000 and holds 17,269,920 shares of Class A Common Stock in the Company. Yumei will be providing Form C sign-off as the Company's Principal Accounting Officer.

Name: Subhakar Dey

Subhakar Dey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Office (CTO)
  Dates of Service: October, 2019 - Present
  Responsibilities: Leads company's technology development, new product development and commercialization process, diagnostic and therapeutic application of AqT™ technologies, and core intellectual property. Also oversees key projects and contributes to strategic planning, marketing and collaboration. Receives an annual salary of $150,800, holds a non-qualified stock option for 420,000 shares of Common Stock, 210,000 shares of which are vested, and 210,000 shares which are unvested and subject to vesting terms.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make

a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase, including limiting the transferability of the stock during such time. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing competitor in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the ability to resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing competitor in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file certain information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property (the value of which could increase or decrease over time and depending on a number of factors including marketability). Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore are putting your trust in the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When material changes happen to the offering terms during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns 12 issued patents. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Intellectual property risks and market penetration challenges
Our business heavily relies on the strength and enforcement of our intellectual property (IP), including patents, trademarks, and trade secrets. While we have developed a robust portfolio of patents and proprietary technologies, there is no guarantee that these protections will be sufficient to prevent competitors from developing similar or superior products. Additionally, the costs associated with defending our IP rights, whether through litigation or other means, could be substantial and may negatively impact our financial resources. If we are unable to adequately protect our IP, we may lose the competitive advantage that these assets provide. Moreover, our ability to penetrate and capture market share in the highly specialized bioconjugation industry is contingent upon the successful commercialization of our proprietary technologies, particularly the AqT® platform. The adoption of our technologies by potential partners and customers may be slower than anticipated due to industry skepticism, the complexity of our products, or competition from established players with broader market recognition and resources. If we fail to achieve significant market penetration or if our competitors successfully challenge our IP, our business, financial condition, and operating results could be materially and adversely affected." This risk factor highlights both the potential vulnerabilities in IP protection and the challenges of achieving market penetration, which are crucial considerations for early-stage biotech companies like CellMosaic Inc.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Yumei Huang	17,269,920	Voting Common Stock	93.42%

The Company's Securities

The Company has authorized Voting Common Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 840,136 of Non-Voting Common Stock.

Voting Common Stock

The amount of security authorized is 20,500,000 with a total of 20,441,214 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 221,214 shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 446,000 shares to be issued pursuant to stock options, issued.

The total amount outstanding includes 1,954,000 shares to be issued pursuant to stock options, reserved but unissued.

Non-Voting Common Stock

The amount of security authorized is 4,800,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

There are no material rights associated with Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares, SAFEs or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock Options (Grants)
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 10,000
  Use of proceeds: Not applicable
  Date: February 11, 2022
  Offering exemption relied upon: Rule 701

- Name: Common Stock Options (Grants)
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,000
  Use of proceeds: Not applicable
  Date: May 23, 2022
  Offering exemption relied upon: Rule 701

- Name: Common Stock Options (Grants)
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 3,000
  Use of proceeds: Not applicable
  Date: March 06, 2023
  Offering exemption relied upon: Rule 701

- Name: Common Stock Options (Grants)
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 222,000
  Use of proceeds: Not applicable
  Date: March 06, 2024
  Offering exemption relied upon: Rule 701

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $1,037,087 compared to $815,753 in fiscal year 2023. 2023 saw an overall 21% decrease of the revenue due to the financial and economic downturn of the biotech industry. As the interest rates rose in 2023, the biotech industry saw a significant decline in company cash and marketable securities. Many of our customers are trying to conserve cash resulting in a decrease of 33% of service business. However, we saw an increase of 3% of product revenue in 2023.

Cost of Sales

Cost of Sales for fiscal year 2022 was $229k compared to $212k in fiscal year 2023. A slight decrease of the cost in 2023 which is in line with the decreased revenue.

Gross Margins

Gross margins for the fiscal year 2022 were $807k. compared to $603k in fiscal year 2023. The decrease of the gross margins is in line with the decreased revenue.

Expenses

Expenses for fiscal year 2022 were $656k compared to $607k in fiscal year 2023. 2023 has two new hires which increased the operating expenses.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future as the company anticipates significant growth once the proprietary AqT® bioconjugate reagents/kits are available. Revenue is projected to grow by 20% in 2024 without the addition of new products.* Past cash was primarily generated through sales. Our product development goal is to focus on creating next -generation bioconjugation reagents and kits based on our proprietary AqT® technologies.

The Company plans to double its product offering each year, and we anticipate having up to 200 reagents and 140 kits available by the year 2025. On the service side, we aim to provide various AqT®-linked drugs with different release mechanisms for novel ADC (antibody drug conjugate) development. Achieving this goal could enhance the Company's partnership, licensing, and collaboration opportunities, potentially enabling the establishment of in-house GLP/GMP capabilities. If the Company successfully raises the maximum funding in this CF round, we project revenue to reach approximately $2M in 2025 from products and services alone, excluding potential revenue from AqT® ADC partnership deals.*

*The Company's offering materials include forward-looking information and projections based on the Company's internal research and assumptions. Please refer to the Risk Factors section of the Form C filing for more information related to the risks associated with the use of future projections.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 30, 2024, the Company has capital resources available in the form of $137,978 cash on hand, $89,169 accounts receivable, and $168,837 purchase orders in hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have ongoing revenue generated from products and services in addition to the funds from this Regulation Crowdfunding campaign. These funds are required to support the expansion of product lines for proprietary AqT® reagents and kits and the creation of various AqT® linked drugs for ADC partnership.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 60% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, we anticipate the Company will be able to operate for as long as it is profitable. The company is currently cash positive and has been operating since 2008. This is based on a current monthly burn rate of $70,000 for expenses related to Cost of Goods Sold for products and services ($20,000), Administrative & General Expenses ($20,000), Payroll Expense ($26,500), and non-operating expenses ($3,500).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for at least two years, and for as long as it is profitable.

These funds would be able to 100% fund our business for two years if the revenue remains the same before cutting back the spending. This is based on a projected monthly burn rate of $115,500 for expenses related to Cost of Goods Sold for products and services ($30,000), Administrative & General Expenses ($30,000), Payroll Expense ($52,000), and non-operating expenses ($3,500).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- Creditor: Citizens Bank (Line of Credit)
  Amount Owed: $329,700.00
  Interest Rate: 0.0%
  Maturity Date: August 25, 2033
  On August 25, 2018, the Company entered into Home Equity Line of Credit with Citizens Bank, N.A, in which they can borrow up to $329,700. The maturity date is fifteen (15) years.

- Creditor: Yumei Huang
  Amount Owed: $361,439.00
  Interest Rate: 3.0%
  Maturity Date: March 01, 2026

Related Party Transactions

- Name of Person: Yumei Huang
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Yumei is CEO, board member, and shareholder of CellMosaic.
  Material Terms: On March 1, 2023, Yumei Huang agreed to lend the amount of $361,439 to the Company and use the proceeds to pay-off the restructured loan to Acebright Holding Ltd. Hongkong originally signed and agreed upon on January 15, 2023.

Valuation

Pre-Money Valuation: $30,048,584.58

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal independent third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) there is no preferred stock authorized or outstanding; (ii) all outstanding options and warrants with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.88 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,999.92, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  10.0%
  We will use 10% of the funds raised for AqT® ADC studies to obtain data for marketing and business development.

- Materials
  10.0%
  We will use 10% of the funds raised to purchase raw materials for the Company's product in preparation of expansion and/or launch of the AqT® bioconjugate product line.

- Company Employment
  50.0%
  We will use 50% of the funds to hire key personnel for new product development and daily operations, including the following roles: Sales, product development and manufacturing. Wages to be commensurate with training, experience and position.

- Equipment
  10.0%
  We will use 10% of the funds to purchase additional research and manufacturing equipment.

- Working Capital
  13.0%
  We will use 13% of the funds for working capital to cover expenses for the [lab expansion] as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://cellmosaic.com/ (https://www.cellmosaic.com/investing/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/cellmosaic

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR CellMosaic, Inc.

[See attached]



CellMosaic, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2023 & 2022

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

_____

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: CellMosaic, Inc. Management

We have reviewed the accompanying financial statements of CellMosaic, Inc. (the Company) which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
August 29, 2024

CELLMOSAIC, INC.
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash and Cash Equivalents	161,284	311,802
Accounts Receivable	11,809	38,041
Other Receivables	-	-
Prepaid Expense	18,027	11,478
Total Current Assets	191,120	361,321
Non-Current Assets:		
Fixed Assets - net	5,969	1,503
ROU Asset - Operating Lease	221,326	310,951
ROU Asset - Finance Lease	83,127	112,501
Security Deposit	35,900	35,900
Total Non-Current Assets	346,322	460,855
TOTAL ASSETS	537,443	822,176
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	20,331	30,117
Other Payables	775	3,810
ST Lease Liability - Operating Lease	90,066	88,117
ST Lease Liability - Finance Lease	28,840	28,331
Accrued Expenses	3,633	8,636
Accrued Interest	9,036	126,913
Total Current Liabilities	152,682	285,924
Non-Current Liabilities:		
Loans Payable	329,700	682,802
Shareholder Notes Payable	361,439	-
LT Lease Liability - Operating Lease	134,275	224,341
LT Lease Liability - Finance Lease	56,666	85,506
Total Non-Current Liabilities	882,080	992,650
TOTAL LIABILITIES	1,034,762	1,278,574
EQUITY		
Common Stock - Class A	1,763	1,763
Common Stock - Class B	19	19
Treasury Stock - Class B	(410,000)	(410,000)
Additional Paid-In Capital	631,222	631,222
Additional Paid-In Capital - Options	117,935	115,500
Accumulated Deficit	(838,257)	(794,901)
TOTAL EQUITY	(497,319)	(456,398)
TOTAL LIABILITIES AND EQUITY	537,443	822,176

CELLMOSAIC, INC.
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

| | Year Ended December 31, | |
	2023	2022
Revenues		
Sales Revenue	353,954	334,405
Service Revenue	461,800	702,683
Cost of Goods Sold	212,133	229,426
Gross Profit	603,620	807,661
Operating Expenses		
General and Administrative Expenses	121,125	126,358
Advertising and Marketing Expenses	1,047	1,132
Payroll Expense	299,620	263,238
Depreciation Expense	23,451	13,099
Bad Debts Expense	-	75
Professional Fees	32,905	32,881
Compensation Expense - Options	2,435	115,500
Operating Lease Expense	96,221	76,346
Amortization Expense - Finance Lease	29,373	26,131
Interest Expense - Finance Lease	1,765	1,967
Total Operating Expenses	607,941	656,725
Total Income from Operations	(4,321)	150,937
Other Income/Expense		
Interest Income	(1,444)	(40)
Interest Expense	40,478	24,309
Total Other Income/Expense	39,034	24,269
Earnings Before Income Taxes	(43,356)	126,668
Income Taxes	-	-
Net Income (Loss)	(43,356)	126,668

CELLMOSAIC, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		Treasury Stock		APIC	APIC	Retained Earnings	Total Shareholder's
	# of Shares	$ Amount	# of Shares	$ Amount	Common Stock	Options	(Deficit)	Equity
Beginning balance at 1/1/22	17,820,000	1,782	365,000	(365,000)	631,222	-	(1,039,019)	(771,015)
Treasury Stock	-	-	90,000	(45,000)	-	-	-	(45,000)
Options Vested	-	-	-	-	-	115,500	-	115,500
Prior Period Adjustment	-	-	-	-	-	-	117,450	117,450
Net income (loss)	-	-	-	-	-	-	126,668	126,668
Ending balance at 12/31/22	17,820,000	1,782	455,000	(410,000)	631,222	115,500	(794,902)	(456,398)
Issuance of Common Stock	-	-	-	-	-	-	-	-
Options Vested	-	-	-	-	-	2,435	-	2,435
Net income (loss)	-	-	-	-	-	-	(43,356)	(43,356)
Ending balance at 12/31/23	17,820,000	1,782	455,000	(410,000)	631,222	117,935	(838,258)	(497,319)

CELLMOSAIC, INC.
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(43,356)	126,668
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	26,232	(8,590)
Prepaid Expense	(9,104)	(1,064)
Accounts Payable	(12,866)	15,178
Other Payables	2,600	(27,767)
Accrued Expenses	(122,879)	6,543
Lease Liability	(23,209)	(19,263)
Interest Expense - Finance Lease	1,765	1,967
Finance Lease	(723)	-
Operating Lease	24,717	15,925
Compensation Expense - Options	2,435	115,500
Depreciation Expense	23,451	13,099
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(87,582)	111,528
Net Cash provided by (used in) Operating Activities	(130,938)	238,196
INVESTING ACTIVITIES		
Fixed Assets	(27,917)	(12,998)
Security Deposit	-	(10,000)
Net Cash provided by (used in) Investing Activities	(27,917)	(22,998)
FINANCING ACTIVITIES		
Loans Payable	(353,102)	-
Shareholder Notes Payable	361,439	-
Treasury Stock	-	(45,000)
Net Cash provided by (used in) Financing Activities	8,337	(45,000)
Cash at the beginning of period	311,802	141,605
Net Cash increase (decrease) for period	(150,518)	170,198
Cash at end of period	161,284	311,802

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

CellMosaic Inc. ("the Company") was formed in Delaware on December 31, 2013. The Company was originally formed in Massachusetts on Oct. 14, 2008 as a LLC under the name CellMosaic, LLC, and was eventually converted into CellMosaic, Inc. on Dec. 31, 2013.

The company has been offering bioconjugation-related products and services since 2009. The company is currently located in Woburn, Massachusetts. As of July 2024, 480 organizations from 33 countries (each distributor counts as one organization) have purchased CellMosaic's products and services. CellMosaic's customers are diverse and span all fields of the life sciences industry, as well as government organizations, universities, and non-profit organizations.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Emphasis of Matter on a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized loss for the year ending December 31, 2023. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As of August 29, 2024, the date these financial statements are available for issuance, the Company has become profitable. Additionally, the Company has capital resources available in the form of $118K cash on hand, $93K in accounts receivable, and $234K in purchase orders. The Company expects that its generated revenues and guaranteed income will be sufficient to cover its operating costs. Capital raised will be for product commercialization, research and development, and company expansion.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

<u>Cash and Cash Equivalents</u>
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $161,284 and $311,802 in cash and cash equivalents as of December 31, 2023 and December 31, 2022, respectively.

<u>Accounts Receivable</u>

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected within net 30 days if the order is placed via purchase order or upfront if the order is placed online using credit card.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. Currently, Management does not deem it necessary to have an allowance.

<u>Property and Equipment</u>

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Computer Equipment	5	10,738	(10,738)	-	-
Furniture & Fixtures	5	2,452	(2,452)	-	-
Scientific Equipment	3-15	210,821	(204,852)	-	5,969
Other Depreciable Assets	5	815	(815)	-	-
Grand Total	-	224,826	(218,857)	-	5,969

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by creating high-quality, innovative, and advanced bioconjugates for customers across the life sciences. It provides bioconjugation related products (reagents and kits) and services. Revenue mainly comes from selling these products and providing services.

The Company's primary performance obligation is the delivery of products and services and meeting or exceeding specifications for custom products. All products and kits sold by the Company come with a certificate of analysis and/or certificate of quality. Products are either in stock or can be prepared within 2-4 weeks.Storage conditions and usage recommendations as described in the Company's manual and instructions apply. Product and kit performance is typically warranted (replaced or refunded) for 1 + years after the customer receives them..

The Company will generate a quote detailing the services performed. If it is a custom bioconjugation product, the Quote will also have the specifications and the quantities of the custom product. Once a customer accepts the Quote, the Company then prepares the product or performs the service based on the Quote.

Revenue is recognized when the custom products are shipped or the service is completed. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

General and Administrative

General and administrative expenses consist of expenses involved in general corporate functions, including insurance, business development, repairs and maintenance, travel expense,, and other miscellaneous expenses.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Payroll Expense

Payroll expense consists of payroll and related expenses for employees and independent contractors.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2022 and 2023 to be negligible.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Nonvested Options	Weighted Average Intrinsic Value
Nonvested options, January 1, 2022	1,213,400	$0.00
Granted	11,000	$0.00
Vested	(210,000)	$0.00
Forfeited / Canceled	(1,003,400)	$0.00
Nonvested options, December 31, 2022	11,000	$0.00
Granted	6,000	$0.00
Vested	(2,750)	$0.00
Forfeited / Canceled	(3,000)	$0.00
Nonvested options, December 31, 2023	11,250	$0.00

A summary of the warrant activity for the years ended December 31, 2022 and 2023 is as follows:

	Shares	Weighted-Average Exercise Price
Outstanding at January 1, 2022	221,214	$0.10
Grants	-	-
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2022	221,214	$0.10
Grants	-	-
Exercised	-	-
Canceled	-	-
Outstanding at December 31, 2023	221,214	$0.10

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

On March 01, 2023, Yumei Huang, the Company CEO, agreed to lend the amount of $361,439 to the Company and use the proceeds to pay-off the restructured loan to Acebright Holding Ltd. Hongkong originally signed and agreed upon on January 15, 2023. - See Note 5: Liabilities and Debt.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company entered into two operating lease agreements one on February 24, 2020 with Cummings Properties, LLC, for the premises located at 10-A Roessler Road, Woburn, MA. with an approximate area of 2,737 square feet. Term of the lease is five (5) years with monthly base rent of $5,905.25 and one with Cummings Properties, LLC, on August 15, 2022 for the premises located at 400 West Cummings Park Suite, 1550. Term of the lease is five (5) years with monthly base rent of $1,987.50.

Also, the Company entered into two Finance Lease agreements with NS Leasing, LLC. One lease on June 24, 2021 for the use of equipment (Lyophilizer), with a a term of sixty (60) months, and a monthly rent of $840.03 and the second lease was entered on December 03, 2021, also for the use of another type equipment (Preparative HPLC). The term of the lease is sixty (60) months with monthly payments of $1,668.

	Year Ending	
Lease expense	2023-12	
Finance lease expense		
Amortization of ROU assets	29,373.24	
Interest on lease liabilities	1,764.93	
Operating lease expense	96,220.68	
Variable lease expense	0.00	
Total	127,358.85	
Other Information		
(Gains) losses on sale-leaseback transactions, net *		
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows from finance leases (i.e. Interest)	1,806.93	
Financing cash flows from finance leases (i.e. principal portion)	28,289.43	
Operating cash flows from operating leases	94,713.00	
ROU assets obtained in exchange for new finance lease liabilities	0.00	
ROU assets obtained in exchange for new operating lease liabilities	0.00	
Weighted-average remaining lease term in years for finance leases	2.96	
Weighted-average remaining lease term in years for operating leases	2.69	
Weighted-average discount rate for finance leases	1.80%	
Weighted-average discount rate for operating leases	2.59%	
Maturity Analysis	Finance	Operating
2024-12	30,096.36	94,713.00
2025-12	30,096.36	94,713.00
2026-12	24,216.15	23,850.00
2027-12	3,336.00	19,875.00
2028-12	0.00	0.00
Thereafter	0.00	0.00
Total undiscounted cash flows	87,744.87	233,151.00
Less: present value discount	(2,238.51)	(8,809.79)
Total lease liabilities	85,506.36	224,341.21

NOTE 5 – LIABILITIES AND DEBT

Line of Credit -On August 25, 2018, the Company entered into Home Equity Line of Credit with Citizens Bank, N.A, in which they can borrow up to $329,700. The maturity date is fifteen (15) years. The Company had an outstanding credit line balance of $329,700 as of December 31, 2022, and December 31, 2023.

Notes Payable - On March 1, 2023, the Company entered into a loan agreement with Yumei Huang, CEO for $361,439. The loan will incur 3% interest annually and the principal amount due and demandable on March 01, 2026. See Note 3 - related party transactions.

NOTE 6 – EQUITY

The Company has authorized 21,000,000 of common shares with a par value of $0.0001 per share, of which 20,029,920 shares shall be designated Class A Common Stock and 970,080 shares shall be designated Class B Common Stock. The Company had issued 17,629,920 shares of Class A Common Stock and 190,080 shares of Class B Common Stock, as of December 31, 2022 and December 31, 2023.

The Company had Treasury Shares of 455,000 shares, all of which are Class B Common Stock.

Voting: Each share of Common Stock (Class A and Class B) shall be entitled one (1) vote per share.

Dividends: The holders of Common Stock (Class A and Class B) are entitled to receive dividends when and if declared by the Board of Directors.

Liquidation: In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Common Stock (Class A and Class B) will be entitled to receive all assets of the Corporation available for distribution to its stockholders on a pro rata basis based on the number of shares of Common Stock held by each holder.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through Aug 29, 2024, the date these financial statements were available to be issued.

On March 06, 2024, the Company granted 222,000 shares in the form of Stock Options with an exercise price of $1.33.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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AqueaTether (AqT) technologies for next-gen bioconjugates and antibody-drug conjugates (ADCs)

Founded in 2008, CellMosaic is a revenue-generating biotech company targeting the research and drug bioconjugate market, particularly ADCs. In its U.S. facility, CellMosaic® designs/develops, manufactures, and markets high-quality, innovative, and advanced bioconjugates through reagent/kit offerings, custom bioconjugation services, and contract manufacturing. The company is currently exploring potential licensing and partnerships for AqT®-linked drug modalities, such as biocompatible ADCs aimed at reducing toxicity, with bio-pharmaceutical companies.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

AqueaTether® (AqT®) Technology
Revolutionizing Bioconjugation

$0 Raised

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$1.47 Per Share

RAISED **$0**	INVESTORS **---**
MIN INVEST **$249.90**	VALUATION **$30.05M**

REASONS TO INVEST

CellMosaic® is advancing AqT® technologies to tackle biocompatibility and toxicity challenges in bioconjugates and

biopharmaceuticals, providing solutions in the fast-growing ADC market (estimated $40B by 2029).

 Led by Dr. Huang and Dr. Dey, CellMosaic ® has secured 12 patents worldwide, launched one of the first ADC kits, established 220+ bioconjugation processes, completed 550+ projects, and has generated $6.4M+ in lifetime revenue.

 In 2015, CellMosaic® was the only for-profit to receive the DoD Breast Cancer Research Program Breakthrough FY14 Level 1 Award for its AqT® technologies; we believe this positions us for breakthroughs in diagnostics, R&D, and therapeutics.

TEAM



Yumei Huang • Chief Executive Officer and Director

Dr. Huang, a serial entrepreneur and technology developer with 25+ years in chemistry and biology, founded CellMosaic in 2008 (as CellMosaic LLC) to innovate in bioconjugation and drug delivery. She developed proprietary advanced bioconjugation processes for services, manufacturing, and commercialization of many unique products like PerKit and Antibody Drug Conjugation (ADC) kits. She invented several key platform technologies (AqT⬚, OxLink™, SxLink™, and NeIon™) and has led CellMosaic to receive multiple awards. She also co-founded Alta Scientific, one of the leading suppliers of reference standards. She has multiple peer-reviewed publications and has helped CellMosaic secure 15 patents. Previously, she worked at Johnson Matthey Pharma Services and Ensemble Therapeutics. Dr. Huang is a reviewer for NIH contract grants and volunteers as a judge for FTC robotics competition. She earned her Ph.D. in Bioorganic Chemistry from Case Western Reserve University and conducted postdoctoral research in biology under Nobel Laureate H. Gobind Khorana at MIT. She holds an M.S. in Organic Chemistry from USTC and a B.S. from NanKai University. Yumei will be providing Form C sign-off as the Company's Principal Accounting Officer.

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 **Subhakar Dey • Chief Technology Officer**



Dr. Dey, with 25+ years of experience in product commercialization, business and scientific management, chemistry, molecular biology, mass spectrometry, and clinical diagnostics, joined CellMosaic in 2019 to lead technology and new product development, diagnostic and therapeutic applications of AqT® technologies, and core intellectual property. He also oversees major projects and contributes to strategic planning and marketing. Previously, he was manager of IVD assay R&D at Sciex (Danaher Corp.) Clinical Diagnostics group and his team developed and launched the first Mass Spec. based FDA-cleared IVD assay. He played key roles in the Sciex policy deployment, product commercialization, and implemented the Danaher Business System to streamline assay development. He is the inventor of blockbuster proteomics and diagnostic reagents (iTRAQ® lines, Amplifex™ Keto, and Amplifex™ Diene). He has multiple patents, authored numerous publications, and holds awards. Dr. Dey earned his Ph.D. in Organic Chemistry from Case Western Reserve University and conducted postdoctoral research on nucleic acid chemistry at Northwestern Univ. He obtained his Master of Science in Chemistry from IIT Kanpur, India.

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Philip Zhang, PhD, J.D. Esq. • Intellectual Property Attorney

CellMosaic's IP-related matters are taken care of by Philip Zhang, PhD, J.D. Esq. Dr. Zhang is a co-founder and co-manager principal at Milstein Zhang & Wu LLC. Previously, he was a special counsel for Cooley Godward Kronish LLP, chief IP counsel for Ensemble Therapeutics, patent counsel for Genzyme, and patent attorney for Testa Hurwitz & Thibeault LLP. Dr. Zhang has helped CellMosaic with patent filing and overall patent strategies since the start of the company. He spends one to two hours a week on CellMosaic.

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Katie (Kathryn) Rodriguez • Operations, Project Management, and Bioconjugation

Katie, a biochemistry graduate from Worcester Polytech. (WPI), joined CellMosaic in Q2 of 2022. She manages daily business operations and product sales, manages clients' projects and performs bioconjugation related projects. As a technology enthusiast, she is also responsible for managing customer databases and marketing efforts.

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Annie Peter John • Bioconjugation, Product Development & Sustaining

Annie, with 5+ years of biotechnology experience, specializing in biorepository management and clinical R&D sample testing, joined CellMosaic in Q2 of 2023 to support bioconjugation, bioanalysis, and product development. She is a key contributor in client projects, product development, and sustaining. Previously, she was a technical research assistant at Brigham and Women's Hospital.

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John Huang • Product Management and Production



John, with over a decade of experience in R&D, organic synthesis, bioanalysis, and lab training, joined CellMosaic in Q1 of 2022. He oversees and supports product management, product manufacturing, inventory control and QC of the products. John plays a pivotal role in managing the company's product portfolio and fulfillment. **Read Less**

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Next Generation AqT® Bioconjugates and ADCs

Bioconjugation is the technique of linking two or more compounds, with one typically being a biomolecule. These linked compounds, called bioconjugates, are essential in research, diagnostics, and developing new treatments. A prime example is antibody-drug conjugates (ADCs), which connect chemotherapy drugs to antibodies. This allows the drugs to specifically target and attack cancer cells, making ADCs one of the most innovative new treatments available for cancer.

However, many drugs used in ADCs are highly hydrophobic, meaning they repel water. This can cause the drugs to clump together and potentially precipitate in the bloodstream, leading to harmful side effects. As a result, despite their precision, ADCs are often only used as a last resort for treating late-stage cancer when other therapies have failed.

To address this issue, we developed AqT technology. Our AqT-ADCs are designed with the goal of minimizing these side effects, aiming to enhance treatment safety and potentially broaden its application as a more standard cancer therapy. The significance of AqT was acknowledged in 2015, when CellMosaic was the only for-profit company for that year to receive the Department of Defense Breast Cancer Research Program Breakthrough FY14 Level 1 Award.

With 15 years of experience, CellMosaic has generated $6.48 million in lifetime revenue and worked with over 1,100 customers in more than 480 organizations across 33 countries. Our ADC kits with traditional linkers have helped over 112 organizations develop their own ADC candidates, contributing to a market projected to reach $40 billion by 2029 (Source).

With 12 global patents and over 220 bioconjugation processes, CellMosaic is positioned for potential growth, leveraging our established expertise and resources. We aim to partner with biopharmaceutical companies to advance AqT-ADCs, with a focus on achieving more targeted and potentially less toxic cancer treatments. Additionally, we plan to develop next-generation AqT bioconjugates as a potential alternative to older, less efficient versions currently used in research.

CellMosaic is on a mission to **apply AqT Technology** and take **bioconjugates** and **ADCs** (Class of cancer treating biologics) to **the next level**

CellMosaic Generated

$6.4+ MILLION

in lifetime revenue from

94 Reagents/Kits and Services

12 Issued & Allowed Patents

2 Pending Patents

220+ Proprietary Methods Established for Connecting Molecules

Benefits of our AqT Technology:

✓ Superior **water solubility**
✓ **Preserves properties** of connected molecules
✓ Enables **multiple types of drugs** in a single ADC

These benefits mean:

☑ Increased **stability**
☑ **Reduced** harmful side effects
☑ Increased **efficacy of drug treatment**

Recognition



$489.9K DOD Breast Cancer Breakthrough Award to develop AqT™ linkers for loading high amount of combination safer drugs.

2015 Joseph R. Carter **Innovation Award** by MBI and MassBio



$159.7K NIH Phase I SBIR grant to develop oxLink™ crosslinking technologies

THE PROBLEM & OUR SOLUTION

Creating High-Quality, Innovative, and Advanced Bioconjugates

The most common bioconjugates involve linking small molecules to biomolecules like antibodies, proteins, peptides, or gene carriers. Many of these small molecules, such as biotin, fluorescent dyes, and chemotherapy drugs are highly hydrophobic, meaning they do not mix well with water and tend to clump together. The resulting bioconjugates are not stable and will fall out of solution over time, leading to material loss or potentially harmful side effects if used for cancer treatment. On the other hand, although biomolecules dissolve well in water, they can be broken down by enzymes in the body before they reach their target, making them ineffective. CellMosaic addresses these challenges through specialized processes for creating high-quality bioconjugates and its super hydrophilic AqT linker technology. This technology is designed to efficiently link large amounts of hydrophobic molecules to biomolecules and aims to protect them from enzyme breakdown, particularly for applications in cancer treatment.

Helping solve the harmful side effects of ADC by incorporating our super-hydrophilic AqT Linker

Current ADC

Clumps of ADC's are attracted to each other. This leads to:

- **Harmful side effects** due to buildup in the bloodstream
- **Reduces ADC effectiveness**

Our AqT-ADC

- ✓ **No clump formation**
- ✓ **High bioavailability**
- ✓ **Biomolecule protection from enzymatic breakdown**



Multiple ADC

1 ADC

Many ADCs stuck together



AqT-Linker

Drug

1 AqT-ADC

THE MARKET & OUR TRACTION

Expanding Market, Strong IP, Diverse Customer Base, and a Proven Track Record of Innovation

CellMosaic is entering a large, multi-billion-dollar market with unique opportunities. We offer bioconjugation reagents (materials used in scientific research) and kit products. Our reagents and kits are part of the broader biotech reagent and kit market, which was valued at $595.3 billion in 2022 and is expected to continue growing (Source).*

**These projections are forward-looking statements and do not constitute guarantees of future performance. Actual market growth and outcomes may differ materially due to a variety of factors, including changes in economic conditions, regulatory developments, competition, and other unforeseen events. Investors should not rely solely on these projections when making investment decisions and are encouraged to consider all relevant risk factors.*

We also provide custom services to help link different molecules together and manufacture bioconjugates for clients. Recently, we started exploring licensing and partnership opportunities for our AqT technology in the ADC market. This market saw a huge 400% increase in deal value between 2017 to 2022, reaching $16.6 billion (Source). Another key area for us is the contract manufacturing of ADCs, which was valued at $9.7 billion in 2023 (Source).

With 94 reagents and kits currently available, our products and services have already generated over $6.48 million in total revenue, and we've worked with more than 1100 customers. We believe CellMosaic is positioned for significant advancement with our AqT technology. This technology allows us to link hydrophobic molecules to biomolecules, potentially enabling innovative product expansion in scientific research and cancer treatment.

Reagent and Kit market is part of a larger $595.3 B Biotech reagent kit market

$40 BILLION
Estimated ADC Market by 2029

$9.7 B
ADC Contract Manufacture in 2023

$16.6 B
ADC Deal Value in 2022

We have a strong established customer base

1,100 customers across **481+** organizations in **33** countries

Customers from **112+** organizations have purchased our ADC kits

CellMosaic Customer Organization Type by Industry



Diagnostic
Clinical/Hospital
Government
Lab/Research
Service provider
Testing
Other
Food
Chemical
Medical Devices
Environmental
Distributor
Pharmaceutical
Biotechnology
Educational

There is a **market for bioconjugates** in almost every industry

CellMosaic's Products and Services Addressing Human Health Issues

Application Area	Organizations	Publications
Vaccine for **Opioid Use Disorder, Drugs of Abuse**	Univ. of New Mexico, Northern Arizona Univ., Univ. California-Davis, CellMosaic, Inc.	Vaccines **2024**, 2(3), 471-480.
Delivering antibody drugs **to brain** for **cancer treatment**	Bioasis, Medimmune, AstraZeneca, Penn. State Univ., Univ. of British Columbia	J Cereb Blood Flow Metab **2019** 39(10), 2074-2088
Anti-Amphiregulin ADC for **breast cancer**	Gundersen Medical Foundation, Albert Einstein College of Medicine, Univ. of Wisconsin	Antibody Therapeutics **2021**, 4 (4), 252-261.
CD6-targeted ADC for **T cell lymphoma**	Cleveland Clinic, Univ. of Michigan, Wake Forest Baptist Medical Center	Leukemia **2023**, 37, 2050-2057
Anti-mesothelin ADC for **solid tumors**	Univ. of Pittsburgh	Mol. Ther.-Oncolytics **2023** 31:100726
Targeting **breast and pancreatic cancer** metastasis	Harvard Medical School, HHMI, Massachusetts Gen. Hospital	PNAS **2022**, 43 (119), e2209563119
Innovative **COVID Diagnosis**	CSIC, Instituto de Salud Carlos III, Univ. of Barcelona	Inter. J. of Molecular Sciences, **2022,** 23, 15258

Transforming the Bioconjugation Market with AqT Technology

Invest in transforming the bioconjugation market by replacing outdated linkers in bioconjugates with our advanced AqT linkers for research, diagnostic, and cancer treatment. Our team is one of the most experienced in this industry, combining expertise from multiple fields to anticipate market trends and technological advances. We believe this positions us to develop groundbreaking, first-of-its-kind products and services. As the exclusive owner of the patented super-hydrophilic AqT technology, we offer unique solutions that set us apart from competitors.

Having personally seen friends, colleagues, and family members affected by cancer, we are deeply committed to helping cancer researchers and biopharmaceutical companies develop the next generation of ADCs using AqT technology. Our goal is to make ADC a first-line treatment, rather than a last resort, by addressing the harmful side effects that exist in current ADC therapies.

We firmly believe ADCs are the future of a broader cancer treatment strategy due to their ability to deliver chemotherapeutics directly to the cancer cells. Creating an ADC with limited side effects is extremely difficult—CellMosaic's AqT technology has a solution.

Join us as we work to commercialize AqT technology, drive innovation, and aim to deliver long-term success at CellMosaic.

ABOUT

HEADQUARTERS

**10A Roessler Road
Woburn, MA 01801**

WEBSITE

View Site ↗

Founded in 2008, CellMosaic is a revenue-generating biotech company targeting the research and drug bioconjugate market, particularly ADCs. In its U.S. facility, CellMosaic® designs/develops, manufactures, and markets high-quality, innovative, and advanced bioconjugates through reagent/kit offerings, custom bioconjugation services, and contract manufacturing. The company is currently exploring potential licensing and partnerships for AqT®-linked drug modalities, such as biocompatible ADCs aimed at reducing toxicity, with bio-pharmaceutical companies.

TERMS
CellMosaic

Overview

PRICE PER SHARE
$1.47

VALUATION
$30.05M

DEADLINE ⓘ
Jan. 31, 2025 at 7:59 AM UTC

FUNDING GOAL ⓘ
$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$249.90

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,234,999.92

SHARES OFFERED
Non-Voting Common Stock

MIN NUMBER OF SHARES OFFERED
10,204

MAX NUMBER OF SHARES OFFERED
840,136

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$537,443	$822,176
Cash & Cash Equivalents	$161,284	$311,802
Accounts Receivable	$11,809	$38,041
Short-Term Debt	$152,682	$285,924
Long-Term Debt	$882,080	$992,650
Revenue & Sales	$815,754	$1,037,088
Costs of Goods Sold	$212,133	$229,426
Taxes Paid	$0	$0
Net Income	-$43,356	$126,668

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

TTW Reservations Page Bonus

All Reservation Holders in the TTW Reservations Page will receive 5% bonus shares.

Loyalty Bonus

If you are a customer, business associate, friend or family member of CellMosaic, you are eligible for an additional 10% bonus in shares.

Time-Based Perks

Early Bronze: Invest $1,000+ within the first 2 weeks and receive 2% bonus shares

Early Silver: Invest $2,500+ within the first 2 weeks and receive 3% bonus shares

Early Gold: Invest $5,000+ within the first 2 weeks and receive 5% bonus shares

Early Platinum: Invest $10,000+ within the first 2 weeks and receive 7% bonus shares

Early Diamond: Invest $25,000+ within the first 2 weeks and receive 10% bonus shares

Volume-Based Perks

Tier 1 Perk: Invest $5,000+ and receive 3% bonus shares

Tier 2 Perk: Invest $10,000+ and receive 5% bonus shares

Tier 3 Perk: Invest $25,000+ and receive 7% bonus shares

Tier 4 Perk: Invest $50,000+ and receive 10% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

CellMosaic, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $1.47 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $147. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, Loyalty bonus, or TTW Reservations Page bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

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What is the difference between Regulation Crowdfunding and Regulation A+?

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TTW MATERIALS

[See attached]



CellMosaic is taking reservations for a possible, upcoming round. Indicate interest today.

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GET A PIECE OF CELLMOSAIC

AqueaTether (AqT) technologies for next-gen bioconjugates and antibody-drug conjugates (ADCs)

Founded in 2008, CellMosaic is a revenue-generating biotech company targeting the research and drug bioconjugate market, particularly ADCs. In its U.S. facility, CellMosaic® designs/develops, manufactures, and markets high-quality, innovative, and advanced ...

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This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.

AqueaTether® (AqT®) Technology
Revolutionizing Bioconjugation

$74,106.76 Reserved

OVERVIEW ABOUT REWARDS DISCUSSION INVESTING FAQS

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RESERVED $74,106.76

RESERVATIONS 21

REASONS TO INVEST

- CellMosaic® is advancing AqT® technologies to tackle biocompatibility and toxicity challenges in bioconjugates and biopharmaceuticals, providing solutions in the fast-growing ADC market (estimated $40B by 2029).
- Led by Dr. Huang and Dr. Dey, CellMosaic ® has secured 12 patents worldwide, launched one of the first ADC kits, established 220+ bioconjugation processes, completed 550+ projects, and has generated $6.4M+ in lifetime revenue.
- In 2015, CellMosaic® was the only for-profit to receive the DoD Breast Cancer Research Program Breakthrough FY14 Level 1 Award for its AqT® technologies; we believe this positions us for breakthroughs in diagnostics, R&D, and

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

TEAM





Yumei Huang • Chief Executive Officer and Director

Dr. Huang, a serial entrepreneur and technology developer with 25+ years in chemistry and biology, founded CellMosaic in 2008 (as CellMosaic LLC) to innovate in bioconjugation and drug delivery. She developed proprietary advanced bioconjugatio...

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Subhakar Dey • Chief Technology Officer

Dr. Dey, with 25+ years of experience in product commercialization, business and scientific management, chemistry, molecular biology, mass spectrometry, and clinical diagnostics, joined CellMosaic in 2019 to lead technology and new product ...

Read More





Philip Zhang, PhD, J.D. Esq. • Intellectual Property Attorney

CellMosaic's IP-related matters are taken care of by Philip Zhang, PhD, J.D. Esq. Dr. Zhang is a co-founder and co-manager principal at Milstein Zhang & Wu LLC. Previously, he was a special counsel for Cooley Godward Kronish LLP, chief IP counse...

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THE PITCH

Next Generation AqT® Bioconjugates and ADCs

Bioconjugation is the technique of linking two or more compounds, with one typically being a biomolecule. These linked compounds, called bioconjugates, are essential in research, diagnostics, and developing new treatments. A prime example is antibody-drug conjugates (ADCs), which connect chemotherapy drugs to antibodies. This allows the drugs to specifically target and attack cancer cells, making ADCs one of the most innovative new treatments available for cancer.

However, many drugs used in ADCs are highly hydrophobic, meaning they repel water. This can cause the drugs to clump together and potentially precipitate in the bloodstream, leading to harmful side effects. As a result, despite their precision, ADCs are often only used as a last resort for treating late-stage cancer when other therapies have failed.

To address this issue, we developed AqT technology. Our AqT-ADCs are designed with the goal of minimizing these side effects, aiming to enhance treatment safety and potentially broaden its application as a more standard cancer therapy. The significance of AqT was acknowledged in 2015, when CellMosaic was the only for-profit company for that year to receive the Department of Defense Breast Cancer Research Program Breakthrough FY14 Level 1 Award.

With 15 years of experience, CellMosaic has generated $6.48 million in lifetime revenue and worked with over 1,100 customers in more than 480 organizations across 33 countries. Our ADC kits with traditional linkers have helped over 112 organizations develop their own ADC candidates, contributing to a market projected to reach $40 billion by 2029 (Source).

With 12 global patents and over 220 bioconjugation processes, CellMosaic is positioned for potential growth, leveraging our established expertise and resources. We aim to partner with biopharmaceutical companies to advance AqT-ADCs, with a focus on achieving more targeted and potentially less toxic cancer treatments. Additionally, we plan to develop next-generation AqT bioconjugates as a potential alternative to older, less efficient versions currently used in research.

CellMosaic is on a mission to **apply AqT Technology** and take **bioconjugates** and **ADCs** (Class of cancer treating biologics) to **the next level**

CellMosaic Generated
$6.4+ MILLION
in lifetime revenue from
94 Reagents/Kits and Services

12 Issued & Allowed Patents

2 Pending Patents

220+ Proprietary Methods Established for Connecting Molecules

Benefits of our AqT Technology:
- Superior **water solubility**
- **Preserves properties** of connected molecules
- Enables **multiple types of drugs** in a single ADC

These benefits mean:
- Increased **stability**
- **Reduced** harmful side effects
- Increased **efficacy of drug treatment**

Recognition



$489.9K DOD Breast Cancer Breakthrough Award to develop AqT™ linkers for loading high amount of combination safer drugs.

2015 Joseph R. Carter **Innovation Award** by MBI and MassBio



$159.7K NIH Phase I SBIR grant to develop oxLink™ crosslinking technologies

THE PROBLEM & OUR SOLUTION

Creating High-Quality, Innovative, and Advanced Bioconjugates

The most common bioconjugates involve linking small molecules to biomolecules like antibodies, proteins, peptides, or gene carriers. Many of these small molecules, such as biotin, fluorescent dyes, and chemotherapy drugs are highly hydrophobic, meaning they do not mix well with water and tend to clump together. The resulting bioconjugates are not stable and will fall out of solution over time, leading to material loss or potentially harmful side effects if used for cancer treatment. On the other hand, although biomolecules dissolve well in water, they can be broken down by enzymes in the body before they reach their target, making them ineffective. CellMosaic addresses these challenges through specialized processes for creating high-quality bioconjugates and its super hydrophilic AqT linker technology. This technology is designed to efficiently link large amounts of hydrophobic molecules to biomolecules and aims to protect them from enzyme breakdown, particularly for applications in cancer treatment.

Helping solve the **harmful side effects** of ADC by incorporating our **super-hydrophilic AqT Linker**


Current ADC
Clumps of ADC's are attracted to each other.
This leads to:
Harmful side effects due to buildup in the bloodstream
Reduces ADC effectiveness
Multiple ADC
1 ADC
Many ADCs stuck together
Our AqT-ADC
✓ No clump formation
✓ High bioavailability
✓ Biomolecule protection from enzymatic breakdown
AqT-Linker
Drug
1 AqT-ADC

THE MARKET & OUR TRACTION

Expanding Market, Strong IP, Diverse Customer Base, and a Proven Track Record of Innovation

CellMosaic is entering a large, multi-billion-dollar market with unique opportunities. We offer bioconjugation reagents (materials used in scientific research) and kit products. Our reagents and kits are part of the broader biotech reagent and kit market, which was valued at $595.3 billion in 2022 and is expected to continue growing (Source).*

**These projections are forward-looking statements and do not constitute guarantees of future performance. Actual market growth and outcomes may differ materially due to a variety of factors, including changes in economic conditions, regulatory developments, competition, and other unforeseen events. Investors should not rely solely on these projections when making investment decisions and are encouraged to consider all relevant risk factors.*

We also provide custom services to help link different molecules together and manufacture bioconjugates for clients. Recently, we started exploring licensing and partnership opportunities for our AqT technology in the ADC market. This market saw a huge 400% increase in deal value between 2017 to 2022, reaching $16.6 billion (Source). Another key area for us is the contract manufacturing of ADCs, which was valued at $9.7 billion in 2023 (Source).

With 94 reagents and kits currently available, our products and services have already generated over $6.48 million in total revenue, and we've worked with more than 1100 customers. We believe CellMosaic is positioned for significant advancement with our AqT technology. This technology allows us to link hydrophobic molecules to biomolecules, potentially enabling innovative product expansion in scientific research and cancer treatment.


Reagent and Kit market is part of a larger
$595.3 B
Biotech reagent kit market
$40 BILLION
Estimated ADC Market by 2029
$9.7 B
ADC Contract Manufacture in 2023
$16.6 B
ADC Deal Value in 2022
We have a strong established customer base
1,100 customers across 481+ organizations in 33 countries
Customers from 112+ organizations have purchased our ADC kits


CellMosaic Customer Organization Type by Industry
Diagnostic
Clinical/Hospital
Government
Lab/Research
Service provider
Testing
Other
Food
Chemical
Medical Devices
Environmental
Distributor
Pharmaceutical
Biotechnology
Educational
There is a market for bioconjugates in almost every industry

CellMosaic's Products and Services Addressing Human Health Issues

Application Area	Organizations	Publications
Vaccine for **Opioid Use Disorder, Drugs of Abuse**	Univ. of New Mexico, Northern Arizona Univ., Univ. California-Davis, CellMosaic, Inc.	Vaccines **2024**, 2(3), 471-480.
Delivering antibody drugs **to brain** for **cancer treatment**	Bioasis, Medimmune, AstraZeneca, Penn. State Univ., Univ. of British Columbia	J Cereb Blood Flow Metab **2019** 39(10), 2074-2088
Anti-Amphiregulin ADC for **breast cancer**	Gundersen Medical Foundation, Albert Einstein College of Medicine, Univ. of Wisconsin	Antibody Therapeutics **2021**, 4 (4), 252-261.
CD6-targeted ADC for **T cell lymphoma**	Cleveland Clinic, Univ. of Michigan, Wake Forest Baptist Medical Center	Leukemia **2023**, 37, 2050-2057
Anti-mesothelin ADC for **solid tumors**	Univ. of Pittsburgh	Mol. Ther.-Oncolytics **2023** 31:100726
Targeting **breast and pancreatic cancer** metastasis	Harvard Medical School, HHMI, Massachusetts Gen. Hospital	PNAS **2022**, 43 (119), e2209563119
Innovative **COVID Diagnosis**	CSIC, Instituto de Salud Carlos III, Univ. of Barcelona	Inter. J. of Molecular Sciences, **2022**, 23, 15258

WHY INVEST

Transforming the Bioconjugation Market with AqT Technology

Invest in transforming the bioconjugation market by replacing outdated linkers in bioconjugates with our advanced AqT linkers for research, diagnostic, and cancer treatment. Our team is one of the most experienced in this industry, combining expertise from multiple fields to anticipate market trends and technological advances. We believe this positions us to develop groundbreaking, first-of-its-kind products and services. As the exclusive owner of the patented super-hydrophilic AqT technology, we offer unique solutions that set us apart from competitors.

Having personally seen friends, colleagues, and family members affected by cancer, we are deeply committed to helping cancer researchers and biopharmaceutical companies develop the next generation of ADCs using AqT technology. Our goal is to make ADC a first-line treatment, rather than a last resort, by addressing the harmful side effects that exist in current ADC therapies.

We firmly believe ADCs are the future of a broader cancer treatment strategy due to their ability to deliver chemotherapeutics directly to the cancer cells. Creating an ADC with limited side effects is extremely difficult—CellMosaic's AqT technology has a solution.

Join us as we work to commercialize AqT technology, drive innovation, and aim to deliver long-term success at CellMosaic.

ABOUT

HEADQUARTERS
10A Roessler Road
Woburn, MA 01801

WEBSITE
View Site ☑

Founded in 2008, CellMosaic is a revenue-generating biotech company targeting the research and drug bioconjugate market, particularly ADCs. In its U.S. facility, CellMosaic® designs/develops, manufactures, and markets high-quality, innovative, and advanced bioconjugates through reagent/kit offerings, custom bioconjugation services, and contract manufacturing. The company is currently exploring potential licensing and partnerships for AqT®-linked drug modalities, such as biocompatible ADCs aimed at reducing toxicity, with bio-pharmaceutical companies.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into CellMosaic.

$249

TTW Reservations Page Bonus

All Reservation Holders in the TTW Reservations Page will receive 5% bonus shares.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary. This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

From:	Subhakar Dey <subhakar_d@hotmail.com>
Sent:	Saturday, October 12, 2024 9:53 AM
To:	sdey@cellmosaic.com
Subject:	Reservation page live

Dear Friends:

In case you miss the official reservation page launch email from CellMosaic. Here is the forwarded message from CellMosaic. Follow the link (https://www.startengine.com/offering/cellmosaic) to reserve the shares.

Best regards,

Subakar

Forwarded email below:

Dear Subhakar:

We recently reached out letting you know about our equity crowdfunding effort. I'm thrilled to let you know that the Reservation Page for our potential crowdfunding campaign is live. You can reserve shares for the anticipated campaign now!

We wanted to extend this offer to our community first, so we're planning to include a perk that allows you to get bonus rewards. If you reserve shares now, you will also be eligible to receive additional bonus rewards if we go live, so make sure to check out our campaign page for details. Share reservation starts at $249.9.

If you missed my previous emails and new to 'equity crowdfunding", StartEngine has written many articles to help explain how it works. You can find them on their website here.

Sign up for our email list to receive updates. Please ensure the email address you use to sign up matches the one you use for your reservation to ensure any bonus available are properly attributed, subject to terms and conditions.

If you know someone who might be interested in reserving shares, feel free to forward them the information.

Sincerely,

Yumei

Yumei Huang, PhD
President & CEO
CellMosaic, Inc.

No Money Disclaimer: *No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.*

Yumei Huang

From:	yumei huang <yumei_1@hotmail.com>
Sent:	Saturday, October 12, 2024 9:29 AM
To:	'Yumei Huang'
Subject:	Reservation page for a potential crowdfunding campaign is live

Hi, Friends:

We recently reached out letting you know about our equity crowdfunding effort. I'm thrilled to let you know that the Reservation Page for our potential crowdfunding campaign is live. You can reserve shares for the anticipated campaign now!
We wanted to extend this offer to our community first, so we're planning to include a perk that allows you to get bonus rewards. If you reserve shares now, you will also be eligible to receive additional bonus rewards if we go live, so make sure to check out our campaign page for details. Share reservation starts at $249.9. You can reserve at https://www.startengine.com/offering/cellmosaic.

If you missed my previous emails and new to 'equity crowdfunding", StartEngine has written many articles to help explain how it works. You can find them on their website here.

Sign up for our email list to receive updates. Please ensure the email address you use to sign up matches the one you use for your reservation to ensure any bonus available are properly attributed, subject to terms and conditions.
If you know someone who might be interested in reserving shares, feel free to forward them the information.

Best regards,

Yumei
No Money Disclaimer*: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.*

From:	Subhakar Dey <subhakar_d@hotmail.com>
Sent:	Friday, September 27, 2024 2:19 PM
To:	sdey@cellmosaic.com
Subject:	Update from Subi and Sign Up Our Email List

Dear Friend:

As you may know, after my time at Sciex (formerly Applied Biosystems), I joined CellMosaic Inc. in 2019 to advance the AqueaTether® (AqT®) technology for the next-generation bioconjugation, particularly in the area of Antibody Drug Conjugates (ADCs). After over 10 years of development and proof of concepts, both internally at CellMosaic and with collaborators, we believe we are ready to take the AqT technology to the next stage as we aim to offer commercial AqT-bioconjugates and license AqT-ADC assets.

As we grow, we are exploring offering the opportunity to conduct an equity offering for CellMosaic through StartEngine's crowdfunding platform. We are aiming to raise approximately $1,235,000. To make any potential investments as accessible as possible, we expect the minimum investment to be as low as $249.9.

For more information about our company, visit our website [https://cellmosaic.com/investing/].

Sign up for our email list to learn more and receive updates. If our offering goes live, you may be eligible for up to a 15% bonus, subject to the campaign's terms and conditions provided on the official campaign page.

If you know someone who might be interested, please forward them the information and encourage them to sign up for our email list.

Please ensure that the email address you use to sign up matches the one you use for your reservation to ensure any bonus is properly attributed, subject to terms and conditions.

I will send you more information about our launch soon.

Best Regards,

Subi (Subhakar) Dey

What is StartEngine crowd funding?

StartEngine is a popular equity crowdfunding platform operating under US regulations. It allows individuals to invest in startups and other private companies, often at an early stage. With StartEngine, you are buying a piece of a company and helping it grow. You do not need to be an accredited investor to participate. Visit Startengine.com to learn more about their platform and check out their investor FAQs.

No Money Disclaimer*: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.*

Forward-Looking Statement: *This communication may contain forward-looking statements, which are subject to risks and uncertainties. Actual results may differ.*

General Risk Statement*: Investing in startups and early-stage businesses involves risks, including illiquidity, loss of capital, and dilution. Please review all risk factors on the official campaign page once it is live.*

 

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Investing

Interested in the potential opportunity to become a CellMosaic® shareholder?

We are exploring offering the opportunity to invest in CellMosaic to our community through StartEngine's crowdfunding platform. With a minimum expected investment of approximately $249.9, you may have the opportunity to become a co-owner of CellMosaic once the offering is live. Sign up for our potential investor email list below to receive updates. Details regarding early perks, such as an available bonus shares, will be available on our official campaign page once live.

Type your information below

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First Name

Last Name

SUBSCRIBE

No Money Disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

Forward-Looking Statement: This communication may contain forward-looking statements, which are subject to risks and uncertainties. Actual results may differ.

General Risk Statement: Investing in startups and early-stage businesses involves risks, including illiquidity, loss of capital, and dilution. Please review all risk factors on the official campaign page once it is live.

Crowdfunding FAQs

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StartEngine is a popular equity crowdfunding platform operating under US regulations. It allows individuals to invest in startups and other private companies, often at an early stage. With StartEngine, you are buying a piece of a company and helping it grow. You do not need to be an accredited investor to participate. Visit Startengine.com to learn more about their platform and check out their investor FAQs.

How much are we raising?

We are aiming to raise approximately $1,235,000.

Who can invest?

Investments may be open to individuals globally, but certain legal restrictions and regulations may apply based on your jurisdiction. Please review the terms on StartEngine once our campaign is live.

What is the minimum investment?

To make investing accessible to as many people as possible, we expect the minimum investment to be as low as $249.9. We will offer early bird investor perks and incentives too!

What is the usage of the proceeds?

The fund will be used to commercialize proprietary AqT® based bioconjugate reagent and kit products, strengthen our existing ADC manufacturing capabilities, and accelerate our partner's ADC development using our proprietary AqT®-drugs.

When is the campaign page launching?

Soon! Sign up to get notified about the launch date or check our website and LinkedIn for periodic updates.

Why should I invest in CellMosaic?

Under SEC regulations, we are currently in the pre-launch phase, and more detailed information will be available on our campaign page once it is live. Here are three key reasons to invest:

- **Market**: CellMosaic® is working to advance AqT® technologies to address challenges in bioconjugates and biopharmaceuticals, aiming to offer solutions in a growing market, especially in ADCs (CAGR 29.57%, estimate to reach $40B in 2029).
- **Track Record**: Led by Dr. Huang and Dr. Dey, CellMosaic Ò has secured 12 patents (with 2 pending), launched the first-in-market ADC kits, established 220+ bioconjugation processes, completed 550+ projects, and served over 1,100 customers across 480+ organizations worldwide.
- **Technologies, Products & Services**: As the exclusive owner of the patented super-hydrophilic AqT® technologies, CellMosaic® offers unique products and services that differentiate us in the marketplace. Additionally, CellMosaic® is the only for-profit organization to receive the DoD Breast Cancer Research Program Breakthrough Award for its AqT® technologies.

we will send step-by-step instructions to those on our potential investor email list. You
can also search for CellMosaic on Startengine.com once our campaign page is live.

JOIN OUR MAILING LIST for special offers!

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781-463-0002
info@cellmosaic.com

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Interested in the potential opportunity to become a CellMosaic® shareholder?

StartEngine's crowdfunding platform. With a minimum expected investment of approximately $249.9, you may have the opportunity to become a co-owner of CellMosaic once the offering is live. Sign up for our potential investor email list below to receive updates. Details regarding early perks, such as an available bonus shares, will be available on our official campaign page once live.

Type your information below

Email Address [   ]

First Name [   ]

Last Name [   ]

SUBSCRIBE

No Money Disclaimer: *No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.*

Forward-Looking Statement: *This communication may contain forward-looking statements, which are subject to risks and uncertainties. Actual results may differ.*

General Risk Statement: *Investing in startups and early-stage businesses involves risks, including illiquidity, loss of capital, and dilution. Please review all risk factors on the official campaign page once it is live.*

Crowdfunding FAQs

What is StartEngine crowdfunding?

StartEngine is a popular equity crowdfunding platform operating under US regulations. It allows individuals to invest in startups and other private companies, often at an early stage. With StartEngine, you are buying a piece of a company and helping it grow. You do not need to be an accredited investor to participate. Visit Startengine.com to learn more about their platform and check out their investor FAQs.

How much are we raising?

We are aiming to raise approximately $1,235,000.

Who can invest?

Investments may be open to individuals globally, but certain legal restrictions and regulations may apply based on your jurisdiction. Please review the terms on StartEngine once our campaign is live.

What is the minimum investment?

To make investing accessible to as many people as possible, we expect the minimum investment to be as low as $249.9. We will offer early bird investor perks and incentives too!

The fund will be used to commercialize proprietary AqT®-based bioconjugate re   and kit products, strengthen our existing ADC manufacturing capabilities, and accelerate our partner's ADC development using our proprietary AqT®-drugs.

When is the campaign page launching?

We expect our offering to go live soon! Sign up to get notified about the launch date or check our website and LinkedIn for periodic updates.

Why should I invest in CellMosaic?

Under SEC regulations, we are currently in the pre-launch phase, and more detailed information will be available on our campaign page once it is live. Here are three key reasons to invest:

- CellMosaic® is advancing AqT® technologies to tackle biocompatibility and toxicity challenges in bioconjugates and biopharmaceuticals, providing solutions in the fast-growing ADC market (estimated $40B by 2029).

- *Led by Dr. Huang and Dr. Dey, CellMosaic ® has secured 12 patents worldwide, launched one of the first ADC kits, established 220+ bioconjugation processes, completed 550+ projects, and has generated $6.4M+ in lifetime revenue.*

- *CellMosaic® is the only for-profit to receive the DoD Breast Cancer Research Program Breakthrough FY14 Level 1 Award for its AqT® technologies, positioning us for breakthroughs in diagnostics, R&D, and therapeutics.*

How to invest?

We will send step-by-step instructions to those on our potential investor email list. You can also search for CellMosaic on Startengine.com once our campaign page is live.

JOIN OUR MAILING LIST for special offers!

| Email |

JOIN

Antibody Drug Conjugate Kits!

10A Roessler Road
Woburn, MA 01801
781-463-0002
info@cellmosaic.com

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From:	Yumei Huang, CellMosaic <yhuang@cellmosaic.com>
Sent:	Monday, September 23, 2024 11:19 AM
To:	Yumei
Subject:	Sign Up for Our Potential Investor Email List

Dear Yumei:

Thank you for your support over the past 15 years. You have been the driving force that allowed CellMosaic to survive without external investment for so long, enabling us to focus on core technology development and make bioconjugates as accessible as possible to our customers. Our next goal is to work toward replacing the over 100-years-old PEG bioconjugation technology with AqueaTether (AqT).

To achieve this, we need your support. We are partnering with StartEngine to explore offering an opportunity to invest in CellMosaic through their crowd funding platform. With a minimum investment expected to be as low as $249.9, you may have the chance to be part of this journey, subject to the terms and conditions of the offering.

For more information about this investment opportunity, visit our website.

Sign up for our potential investor email list to receive updates. You may be eligible for up to a 15% bonus if you reserve shares early, subject to the campaign's terms and conditions provided on the official campaign page.

Sign-Up Form

If you know someone who might be interested in reserving shares, please forward them the information and encourage them to sign up for our investor list.

Please ensure that the email address you use to sign up matches the one you use for your reservation to ensure any bonus available is properly attributed, subject to terms and conditions.

I will send you more information about our launch soon.

Sincerely,

Yumei

Yumei Huang, PhD

President & CEO

CellMosaic, Inc.

What is StartEngine crowd funding?

StartEngine is a popular equity crowdfunding platform operating under US regulations. It allows individuals to invest in startups and other private companies, often at an early stage. With StartEngine, you are buying a piece of a company and helping it grow. You do not need to be an accredited investor to participate. Visit Startengine.com to learn more about their platform and check out their investor FAQs.

No Money Disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

Forward-Looking Statement: This communication may contain forward-looking statements, which are subject to risks and uncertainties. Actual results may differ.

General Risk Statement: Investing in startups and early-stage businesses involves risks, including illiquidity, loss of capital, and dilution. Please review all risk factors on the official campaign page once it is live.

From:	Yumei Huang, CellMosaic <yhuang@cellmosaic.com>
Sent:	Tuesday, October 8, 2024 4:30 PM
To:	Yumei
Subject:	Reservation page for a potential crowdfunding campaign is live

Dear Yumei:

We recently reached out letting you know about our equity crowdfunding effort. I'm thrilled to let you know that the Reservation Page for our potential crowdfunding campaign is live. You can reserve shares for the anticipated campaign now!

We wanted to extend this offer to our community first, so we're planning to include a perk that allows you to get bonus rewards. If you reserve shares now, you will also be eligible to receive additional bonus rewards if we go live, so make sure to check out our campaign page for details. Share reservation starts at $249.9.

Reserve Now

If you missed my previous emails and new to 'equity crowdfunding", StartEngine has written many articles to help explain how it works. You can find them on their website [here](#).

[Sign up for our email list](#) to receive updates. Please ensure the email address you use to sign up matches the one you use for your reservation to ensure any bonus available are properly attributed, subject to terms and conditions.
If you know someone who might be interested in reserving shares, feel free to forward them the information.
Sincerely,

Yumei

Yumei Huang, PhD
President & CEO
CellMosaic, Inc.

From: Yumei Huang, CellMosaic <yhuang@cellmosaic.com>
Sent: Thursday, October 17, 2024 10:06
To: Amedeo Pagliotto <amedeo.pagliotto@[illegible]>
Subject: Reservation is closing soon, show your support today.

Dear Amedeo:

Just a reminder that you still have time to make a reservation on CellMosaic's Reservation Page for our potential crowdfunding campaign. Reservation will close as soon as the actual campaign goes live, which may launch soon. So, reserve early to earn an available bonus. Please note a reservation is simply an indication of interest. If the founding round does launch, you'll have the opportunity to confirm whether you'd like to complete your investment. This is non-binding, and no money changes hands.

Thank you for your continued support of CellMosaic's business. Without it, we would not have been able to launch our ADC kits in 2017 or offer other bioconjugation-related products and services. Over the years, these ADC kits have helped many biologists explore various ADCs candidates and publish numerous papers. Recently, we updated the user manuals for many of our ADC kits with optimized processes. Now, ADC preparation can be completed in as little as 4 hours, with less than 1 hour of hands-on time. You can literally prepare ADC and conduct in vitro studies in a single day.

At CellMosaic, we deeply care about issues affecting human life. We work with our academic collaborators to develop cancer treatments and other life-saving strategies by designing and preparing key bioconjugates such as antigens for developing vaccines to combat drug abuse. Having witnessed friends, colleagues, and family members succumbed to cancer, we are determined to assist our cancer researchers and our collaborators in developing next-generation ADCs using our AqT technologies, so that ADCs may be used as a first-line treatment rather than a last resort for extending life due to toxicity for current ADCs. I strongly believe that ADCs represent the future of a much broader cancer treatment strategy. With the potential for combining antibodies with chemical therapeutics and various other cancer treatment mechanisms, there are many promising opportunities. However, one of the key challenges is how to link these molecules together to reduce the side effects seen in current ADCs. We believe, CellMosaic's AqT technologies are the answer.

Please show your support by signing up our reservation page. We hope to launch our potential campaign soon. Thank you!

Yumei

Yumei Huang, PhD
President & CEO
CellMosaic, Inc.

***No Money Disclaimer**: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.*

Update from Yumei



yumei huang <yumei_1@hotmail.com>
To: 'Yumei Huang'

Reply | Reply All | Forward | ...

Sat 9/21/2024 12:05 PM

Dear Friends:

Many of you know that I started a biotech company called CellMosaic in 2008. Over the past 15 years, I've worked hard to build the innovative core technologies needed for the company's growth. We are currently expanding and exploring offering the opportunity to invest in CellMosaic through StartEngine's crowdfunding platform. We are aiming to raise approximately $1,235,000. To make investing as accessible as possible, we expect the minimum investment to be as low as $249.9. For more information about this investment opportunity, visit our website.

Sign up for our potential investor email list to receive updates. You may be eligible for up to a 15% bonus if you reserve shares early, subject to the campaign's terms and conditions provided on the official campaign page.

If you know someone who might be interested in reserving shares, please forward them the information and encourage them to sign up for our investor list.

Please ensure that the email address you use to sign up matches the one you use for your reservation to ensure any bonus is properly attributed, subject to terms and conditions.

I will send you more information about our launch soon.

Sincerely,

Yumei Huang

What is StartEngine crowd funding?

StartEngine is a popular equity crowdfunding platform operating under US regulations. It allows individuals to invest in startups and other private companies, often at an early stage. With StartEngine, you are buying a piece of a company and helping it grow. You do not need to be an accredited investor to participate. Visit Startengine.com to learn more about their platform and check out their investor FAQs.

No Money Disclaimer: *No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the Issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.*

Forward-Looking Statement: *This communication may contain forward-looking statements, which are subject to risks and uncertainties. Actual results may differ.*

General Risk Statement: *Investing in startups and early-stage businesses involves risks, including illiquidity, loss of capital, and dilution. Please review all risk factors on the official campaign page once it is live.*



Yumei Huang (She/Her) • You   •••
Founder, President & CEO, CellMosaic, Inc.
now •

Over the last few months, we have been working diligently with StartEngine to explore offering CellMosaic's community the chance to invest in CellMosaic through their crowdfunding platform. As a valued member of CellMosaic community, you may have the opportunity to participate in CellMosaic's future crowdfunding offering once it is live.

Please note, investing in securities involves risks, including the potential loss of your investment, and investments can only be made through the platform once the offering goes live.

Visit our website [https://lnkd.in/eHr3t_bk] to sign up for our email list to receive updates about the offering.

The Securities and Exchange Commission (SEC) does not pass upon the merits of any securities offering, nor does it approve or disapprove of any securities.

NO MONEY Disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

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CellMosaic, Inc.
146 followers
1m • 🌐

Hey, CellMosaic community! The Reservation Page for our expected StartEngine Reg CF offering [https://lnkd.in/eTcgi3wT] is now live and now accept Reservations! Visit our Reservation Page now to reserve shares and be eligible for our reservation bonus if we go live.

Sign up for our email list [https://lnkd.in/eYNNwCRt] to receive updates about the potential campaign.

NO MONEY Disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

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By Yumei Huang • 10/16/2024   •••

 **CellMosaic, Inc.**
146 followers
11m • 🌐

Hey, CellMosaic community! Just a reminder that you still have time to make a reservation at CellMosaic's Reservation Page [https://lnkd.in/eTcgi3wT] for our potential crowdfunding campaign. Reservations will close as soon as the actual campaign goes live, which may happen soon. So, reserve early to earn an available bonus. Please note a reservation is simply an indication of interest. If the founding round does launch, you'll have the opportunity to confirm whether you'd like to complete your investment. This is non-binding, and no money changes hands.

NO MONEY Disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

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No Money Disclaimer*: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.*

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Services ⌄
Standards and Controls ⌄
Biotin and Streptavidin/Avidin ⌄
Enzyme ⌄
Antibody ⌄
Nucleic Acid and Oligo ⌄
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Small Molecule ⌄
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Home / Investing

Investing

Investing in CellMosaic®

CellMosaic is currently working with StartEngine as we prepare to potentially launch a Reg CF public offering so that both accredited and non-accredited investors can invest. Our crowdfunding campaign reservation page is live and can accept reservation now.

Reserve now to be eligible to receive reservation bonus rewards if we launch.

Type your information below, click subscribe to receive updates about our potential offering and join our email list.

Email Address [   ]
First Name [   ]
Last Name [   ]

SUBSCRIBE

No Money Disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

Forward-Looking Statement: This communication may contain forward looking statements, which are subject to risks and uncertainties. Actual results may differ.

General Risk Statement: Investing in startups and early-stage businesses involves risks, including illiquidity, loss of capital, and dilution. Please review all risk factors on the official campaign page once it is live.

Crowdfunding FAQs

What is StartEngine crowdfunding?

StartEngine is a popular equity crowdfunding platform operating under US regulations. It allows individuals to invest in startups and other private companies, often at an early stage. With StartEngine, you are buying a piece of a company and helping it grow. You do not need to be an accredited investor to participate. Visit Startengine.com to learn more about their platform and check out their investor FAQs.

How much are we raising?

We are aiming to raise approximately $1,235,000.

Who can invest?

Investments may be open to individuals globally, but certain legal restrictions and regulations may apply based on your jurisdiction. Please review the terms on StartEngine.

What is the minimum investment?

To make investing accessible to as many people as possible, we expect the minimum investment to be as low as $249.9. We plan to offer early bird investor perks and incentives too!

What is the usage of the proceeds?

Though the campaign's terms have not been finalized and there is no guarantee to launch, we anticipate funds from the offering to be used to commercialize proprietary AqT® based bioconjugate reagent and kit products, strengthen our existing ADC manufacturing capabilities, and accelerate our partner's ADC development using our proprietary AqT®-drugs.

Why should I invest in CellMosaic?

Under SEC regulations, we are currently in the pre-launch phase, and more detailed information will be available on our campaign page once it is live. Here are three key reasons to invest:

- CellMosaic® is advancing AqT® technologies to tackle biocompatibility and toxicity challenges in bioconjugates and biopharmaceuticals, providing solutions in the growing ADC market (estimated $40B by 2029).
- Led by Dr. Huang and Dr. Dey, CellMosaic® has secured 12 patents worldwide, launched one of the first ADC kits, established 220+ bioconjugation processes, completed 550+ projects, and has generated $6.4M+ in lifetime revenue.
- In 2015, CellMosaic® was the only for-profit to receive the DoD Breast Cancer Research Program Breakthrough FY14 Level 1 Award for its AqT® technologies; we believe this positions us for breakthroughs in diagnostics, R&D, and therapeutics.